

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

October 14, 2021

Chaohui Chen
Director and Chief Executive Officer
uCloudlink Group Inc.
Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

>   **Re: uCloudlink Group Inc.**
>   **Amendment No. 2 to Registration Statement on Form F-3**
>   **Filed September 29, 2021**
>   **File No. 333-257782**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2021, letter.

Amendment No. 2 to Form S-3 filed on September 29, 2021

Cover Page

1.   We note your added disclosure in response to prior comment 3. Please revise to refer to the VIE entities and their subsidiaries under a distinct set of terms throughout the filing rather than combining the terms, "we," "our company," "our," or "uCloudlink" to refer to both the holding company and operating entities.

Prospectus Summary
Summary of Risk Factors, page 11

2.   We note your revised disclosure in reponse to prior coment 5. Please clarify that the

enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Please also acknowledge in the prospectus summary that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shu Du